UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Eyal Wolfsthal
 9 Andre Saharov Street
P.O.B. 15090
Haifa 31905, Israel
+972-4-861-0610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107
1.	Names of Reporting Persons. XT Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,165,882 (1), (2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,727,128 (1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,128 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (3)
14.	Type of Reporting Person (See Instructions) CO

(1) The share amounts included in the foregoing table reflect the Reporting Person’s beneficial ownership following the “Spin-Off” (as defined herein). As a result of the Spin-Off, the Reporting Person beneficially owned 668,304 Ordinary Shares of Kenon Holdings Ltd. (the “Issuer”). The share amounts included in the foregoing table also include the “Millenium SPA Shares” (as defined herein). The share amounts included in the foregoing table do not include the “Citi-Kenon Shares” (as defined herein). See footnote 2 as to certain of the Ordinary Shares with respect to which the Reporting Person does not have voting power.

(2) The share amounts included in the foregoing table with respect to which the Reporting Person has sole voting power do not include the 3,561,246 Ordinary Shares of the Issuer to be transferred under the “Contingent Share Purchase Agreements” (as defined herein), as, while said shares are held in escrow, each of the purchasers thereunder shall receive a proxy to vote the Ordinary Shares of the Issuer to be transferred to it. As a result, the Reporting Person does not have voting power with respect to these 3,561,246 Ordinary Shares. See Item 3.

(3) Based on 53,383,015 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Registration Statement on Form 20-F, as amended, filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP Number: Y46717 107
1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 2,165,882 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 5,727,128 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,727,128 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7% (3)
14.	Type of Reporting Person (See Instructions) CO

(1) Consists entirely of the Ordinary Shares of the Issuer that are beneficially owned by XT Investments Ltd., with respect to which it has sole voting power. XT Investments Ltd., is a direct wholly-owned subsidiary of the Reporting Person. See Items 3 and 5.

(2) Consists entirely of the Ordinary Shares of the Issuer that are beneficially owned by XT Investments Ltd., which  is a direct wholly-owned subsidiary of the Reporting Person.

(3) Based on 53,383,015 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Registration Statement on Form 20-F, as amended, filed with the SEC on January 5, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

XT INVESTMENTS LTD.
XT HOLDINGS LTD.

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the ordinary shares, no par value, of Kenon Holdings Ltd. (the “Ordinary Shares”). Kenon Holdings Ltd. (the “Issuer” or “Kenon”) is a company organized under the laws of Singapore and its principal executive offices are located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

Item 2.  Identity and Background

(a) - (c), (f)

This Statement is being filed by each of XT Investments Ltd. (“XT Investments”) and XT Holdings Ltd. (“XT Holdings”) (collectively, the “Reporting Persons”). The Reporting Persons are filing this Statement to report the acquisition on January 9, 2015 (the “Purchase Date”) of 5,058,824 Ordinary Shares. The Reporting Persons own an additional 668,304 Ordinary Shares which were received as a result of the Spin-Off (as defined below). See Item 3.

XT Investments is a direct wholly-owned subsidiary of XT Holdings, of which each of Orona Investments Ltd. (“Orona”) and Lynav Holdings Ltd. (“Lynav”) is the direct owner of 50% of the outstanding ordinary shares. Orona is indirectly controlled by Mr. Ehud Angel. Mr. Angel is a member of the board of directors of each of XT Investments and XT Holdings. Among other things, Mr. Angel holds special shares that grant him, inter alia, a casting vote with respect to certain decisions of the board of directors of XT Holdings. Lynav is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary.

Each of the Reporting Persons is a company organized under the laws of the State of Israel. The principal business of XT Investments is to invest in companies and its address is 9 Andre Saharov Street, P.O.B. 15090, Haifa 31905, Israel. The principal business of XT Holdings is a holding and investment company and its address is 9 Andre Saharov Street, P.O.B. 15090, Haifa 31905, Israel.

Schedule 1 attached to this Statement, and which is incorporated herein by reference, provides the requested information with respect to each executive officer and director of each of the Reporting Persons (collectively, the “Schedule 1 Persons”).

(d)            Criminal Proceedings: During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Schedule 1 Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Schedule 1 Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which a Reporting Person or a Schedule 1 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

On the Purchase Date, Israel Corporation Ltd. (“Israel Corporation”), the Issuer’s former parent company, completed the distribution, by means of a dividend, of all of the outstanding Ordinary Shares of Kenon to its shareholders as of that date, including to Millenium Investments Elad Ltd. (“Millenium”) and XT Investments, in a spin-off transaction (the “Spin-Off”). As a result of the Spin-Off, the Issuer became a separate, publicly traded company. XT Investments owns 20% of Millenium.

As a result of the Spin-Off, XT Investments beneficially owned 668,304 Ordinary Shares (the “Direct Spin-Off Shares”), which represented 1.25% of the total number of outstanding Ordinary Shares.

On the Purchase Date, Millenium transferred 5,058,824 of the Ordinary Shares it received as a result of the Spin-Off to XT Investments (the “Millenium SPA Shares”) pursuant to a share purchase agreement between Millenium and XT Investments, dated the Purchase Date (the “Millenium Share Purchase Agreement”), at a price per share equal to the average closing price per Ordinary Share on the Tel Aviv Stock Exchange (the “TASE”) for the first three TASE trading days that the Ordinary Shares were traded on the TASE following the Purchase Date (the “Millenium Purchase Price”), which was approximately NIS 79.00. The Millenium Purchase Price was paid by XT Investments through the off-set against dividends paid to XT Investments.

Pursuant to a share purchase agreement between XT Investments and Ansonia Holdings B.V. (“Ansonia”), dated the Purchase Date (the “XT-Ansonia Share Purchase Agreement”), XT Investments agreed to transfer 1,780,623 Ordinary Shares to Ansonia, at a price per share equal to the average closing price per Ordinary Share on the TASE for the first three TASE trading days that the Ordinary Shares were traded on the TASE following the Purchase Date (the “CSPA Purchase Price”), which was approximately NIS 79.00, subject to the satisfaction of a condition  of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings. Such condition has not been satisfied as of the date of this Statement. In addition, pursuant to a share purchase agreement between XT Investments and A.A.R. Kenon Holdings Ltd. (“AAR”), dated the Purchase Date (the “XT- AAR Share Purchase Agreement”, and together with the XT-Ansonia Share Purchase Agreement, the “Contingent Share Purchase Agreements”), XT Investments agreed to transfer 1,780,623 Ordinary Shares to AAR, at a price per share equal to the CSPA Purchase Price, subject to the satisfaction of a condition of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings. Such condition has not been satisfied as of the date of this Statement. To the knowledge of the Reporting Persons, AAR is controlled by Mr. Ehud Angel. Pending the transfers pursuant to the Contingent Share Purchase Agreements, the 3,561,246 Ordinary Shares to be transferred thereunder have been placed in escrow. While in escrow, each of Ansonia and AAR shall receive a proxy to vote the Ordinary Shares to be transferred to it. As such, these 3,561,246 Ordinary Shares are included as beneficially owned by the Reporting Persons in this Statement but are not included as Ordinary Shares with respect to which the Reporting Persons have voting power.

 Item 4.  Purpose of Transaction

The Reporting Persons became the beneficial owner of the Direct Spin-Off Shares as a result of the Spin-Off and, on the Purchase Date, acquired the Millenium SPA Shares pursuant to the transactions described in this Statement.  The Reporting Persons currently intend to hold such shares for investment purposes, other than the Ordinary Shares to be sold to Ansonia and AAR pursuant to the Contingent Share Purchase Agreements.

Other than as set forth in this Statement, including in Item 6, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to beg delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated in items (a)-(i) above.

Each of the Reporting Persons intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through the open market, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it, through the open market, private agreements or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.  Interest in Securities of the Issuer

 All calculations of beneficial ownership percentage in this Statement are made on the basis of 53,383,015 outstanding Ordinary Shares, as reported by the Issuer in its Registration Statement on Form 20-F, as amended, filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2015 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(a)-(b)

(i) XT Investments is the beneficial owner of an aggregate of 5,727,128 Ordinary Shares, representing 10.7% of the issued and outstanding Ordinary Shares, all of which are held directly by XT Investments. XT Investments possesses sole voting power with respect to 2,165,882 Ordinary Shares and sole dispositive power with respect to all Ordinary Shares that it beneficially owns. See Item 3.

                (ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 5,727,128 Ordinary Shares, representing 10.7% of the issued and outstanding Ordinary Shares. Such amount consists entirely of the 5,727,128 Ordinary Shares beneficially owned by XT Investments.  XT Holdings does not hold any Ordinary Shares itself.  XT Holdings merely shares voting power with respect to 2,165,882 Ordinary Shares beneficially owned by XT Investments and shares dispositive power with respect to all Ordinary Shares beneficially owned by XT Investments, in each case by virtue of XT Holdings’ serving as a parent company of XT Investments.

(iii) To the knowledge of the Reporting Persons, the following Schedule 1 Persons own Ordinary Shares as follows: (1) Mr. Ehud Angel - 21 Ordinary Shares, (2) Mr. Amnon Lion - 14 Ordinary Shares and (3) Mr. Allon Raveh - 453 Ordinary Shares.

(c) Other than as disclosed in this Statement or in Schedule 2 attached hereto, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Schedule 1 Persons, with respect to the Ordinary Shares during the sixty (60) days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreements

On the Purchase Date, Millenium and XT Investments entered into the Millenium Share Purchase Agreement, pursuant to which Millenium transferred 5,058,824 of the Ordinary Shares it received as a result of the Spin-Off to XT Investments in consideration for the Millenium Purchase Price.

On the Purchase Date, XT Investments entered into the Contingent Share Purchase Agreements, pursuant to which, in each case, subject to the fulfillment of a condition of obtaining any necessary consent from the holders of certain debt obligations guaranteed, inter alia, by XT Holdings, XT Investments agreed to transfer 1,780,623 Ordinary Shares to Ansonia and 1,780,623 Ordinary Shares to AAR, at a price per share equal to the CSPA Purchase Price. Pending the transfers pursuant to the Contingent Share Purchase Agreements, the 3,561,246 Ordinary Shares to be transferred thereunder have been placed in escrow. While in escrow, each of Ansonia and AAR shall receive a proxy to vote the Ordinary Shares to be transferred to it.

Other Agreements

XT Investments is a party to a financial transaction with an affiliate of Citibank, N.A. (“Citi”), pursuant to which Citi borrowed 130,000 ordinary shares of Israel Corporation from XT Investments. The term of the borrowing of said shares ends on December 31, 2015, unless extended. The Ordinary Shares distributed in the Spin-Off in respect of such shares of Israel Corporation (the “Citi-Kenon Shares”) are to be delivered to XT Investments together with the shares of Israel Corporation, subject to the terms and conditions of the financial transaction. XT Investments currently does not have voting power or dispositive power with respect to the Citi-Kenon Shares.

 Certain Ordinary Shares beneficially owned by XT Investments are subject to a pledge. Additional Ordinary Shares beneficially owned by XT Investments may become subject to pledges in the future.

Registration Rights Agreements

On January 7, 2015, XT Investments entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) with regard to the Ordinary Shares it currently owns as well as any shares it may own during the term of the agreement (all such shares, the “Registrable Securities”). Under the Registration Rights Agreement, XT Investments will have the right to cause the Issuer to register Registrable Securities under the United States Securities Act of 1933 (the “Securities Act”) and any applicable state securities laws. Subject to the terms and conditions of the Registration Rights Agreement, these registration rights allow XT Investments to require registration of Registrable Securities and to include any Registrable Securities in a registration by the Issuer of Ordinary Shares, including Ordinary Shares offered by the Issuer or by any other shareholder. In connection with any registration of Ordinary Shares held by XT Investments, the Issuer will indemnify XT Investments, its affiliates and their respective officers, directors and controlling persons and any agent thereof from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. The Issuer will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. XT Investments may assign its rights under the Registration Rights Agreement, including in part, to certain qualified assignees.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1.	Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Millenium Investments Elad Ltd.
2.	Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and Ansonia Holdings B.V.
3.	Share Purchase Agreement dated January 9, 2015 between XT Investments Ltd. and A.A.R. Kenon Holdings Ltd.
4.	Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this Statement is true, complete and correct.

XT INVESTMENTS LTD.

By:	/s/ Eyal Wolfsthal
	Name:	Eyal Wolfsthal
	Title:	General Counsel

XT HOLDINGS LTD.

By:	/s/ Eyal Wolfsthal
	Name:	Eyal Wolfsthal
	Title:	General Counsel
Dated: January 21, 2015

Schedule 1

Directors and Executive Officers of the Reporting Persons

(a)-(c), (f):

The name, business address, present principal occupation and citizenship of and each director and executive officer of each of the Reporting Persons is set forth below. Unless otherwise noted, the business address for each person listed below is c/o XT Holdings Ltd., 9 Andre Saharov Street, P.O.B. 15090, Haifa 31905, Israel.

XT Investments Ltd.

Name	Principal Occupation and Principal Business (if applicable)	Citizenship (if applicable)

Mr. Ehud Angel	Business Person, Director	Israel

Mr. Amnon Lion	Director of Israel Corporation Ltd., Director	Israel

Mr. Ori Angel	Director	Israel

Mr. Yossi Rosen	Director	Israel

XT Holdings Ltd.

Name	Principal Occupation and Principal Business (if applicable)	Citizenship (if applicable)

Mr. Ehud Angel	Business Person, Director	Israel

Mr. Amnon Lion	Director of Israel Corporation Ltd., Director	Israel

Mr. Ori Angel	Director	Israel

Mr. Yossi Rosen	President, Director	Israel

Mr. Allon Raveh	Chief Financial Officer	Israel

Schedule 2

Transactions Effected in the Past 60 Days by Reporting Persons or Schedule 1 Persons

Name	Date of Transaction	Purchase/Sale *	Amount of Ordinary Shares	Price per Ordinary Share

Mr. Allon Raveh	January 12, 2015	Sale	322	NIS 79.10

Mr. Allon Raveh	January 15, 2015	Purchase	453	NIS 66.20

* All of the transactions were open market transactions.